SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at November 4, 2003

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: November 4, 2003

* Print the name and title of the signing officer under his signature.

_____________________________________

Northern Dynasty Minerals Ltd.

1020 - 800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

  SUCCESSFUL DRILLING CONTINUES AT PEBBLE
NORTHERN DYNASTY COMMENCES STUDIES TO DEVELOP WORLD CLASS GOLD-COPPER MINE

November 4, 2003, Vancouver, BC - Ronald Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce further assay results from the core drilling program being completed within the giant Pebble gold-copper-molybdenum deposit located in southwestern Alaska. With the outstanding results received from this drill program, Northern Dynasty will now rapidly advance the Pebble project towards completion of a final feasibility study for a large-scale, open pit, gold-copper-molybdenum mine. The project is expected to compare favourably with the world's important gold-copper mines. A strengthening gold price and the recent substantial increase in the copper price provide a very favourable platform to advance the Pebble project.

Northern Dynasty will finish the current 65,000 feet (20,000 metres) of drilling in November at hole 3135. It is expected that this drilling program is confirming significant additional resources and a new resource estimate for the Pebble deposit will be completed in December. This work will be followed by a preliminary economic assessment of the project by an internationally recognized third party engineering group. In early spring a major, in-fill, grid drilling program is scheduled to allow detailed production planning of in-pit resources. Further details of Northern Dynasty's plans to rapidly move the Pebble Project to final feasibility status will be announced in the next few months.

Results from newly completed drill holes are reported below and a drill hole location map is attached to this news release and posted at www.northerndynasty.com. One of the highlights is step-out drill hole 3114, located 220 metres outside the southeastern boundary of the Pebble deposit. Hole 3114 intersected 380 feet (115.8 metres) grading 0.98% copper equivalent1 and opens up the southeastern side of the Pebble deposit to dramatic expansion of the higher-grade mineralization. Another new highlight is the successful extension to depth of holes 3082, 3085 and 3086. As these previously drilled holes had bottomed in gold-copper mineralization they were re-entered and drilled deeper. Results from these holes clearly show that the Pebble deposit's resources extend to greater depth.
Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3082		63.7	274.0	210.3	690	0.44	0.45	0.041	0.87
3082	Incl.	218.4	270.5	52.2	171	0.52	0.63	0.055	1.14
3085		24.1	338.2	314.1	1031	0.45	0.48	0.020	0.83
3085	Incl.	24.1	74.0	49.9	164	0.51	0.55	0.017	0.93
3085	Incl.	97.7	167.9	70.1	230	0.68	0.51	0.023	1.02
3085	Incl.	260.9	338.2	77.3	254	0.44	0.55	0.021	0.90
3086		27.1	396.9	369.8	1213	0.38	0.34	0.016	0.63
3086	Incl.	33.2	167.3	134.1	440	0.55	0.41	0.011	0.80
3086	Incl.	33.2	54.3	21.0	69	0.51	0.52	0.017	0.90
3086	Incl.	136.9	167.3	30.5	100	0.73	0.59	0.013	1.10
3106		10.1	218.9	208.8	685	0.41	0.34	0.008	0.63
3106	Incl.	93.6	218.9	125.3	411	0.45	0.40	0.011	0.73
3108		11.1	228.0	216.9	712	0.32	0.41	0.018	0.67
3108	Incl.	11.1	63.4	52.3	172	0.50	0.67	0.017	1.04
3108		270.7	313.3	42.7	140	0.37	0.36	0.014	0.64
3110		136.6	213.4	76.8	252	0.44	0.32	0.010	0.63
3111		84.4	388.3	303.9	997	0.42	0.32	0.020	0.66
3111	Incl.	107.6	188.1	80.5	264	0.56	0.29	0.021	0.72
3111	Incl.	299.0	388.3	89.3	293	0.39	0.42	0.023	0.74
3112		48.8	352.0	303.3	995	0.31	0.35	0.019	0.61
3112	Incl.	48.8	86.0	37.2	122	0.71	0.44	0.011	0.92
3112	Incl.	112.2	122.5	10.4	34	0.40	0.51	0.016	0.82
3113		69.2	105.6	36.4	120	0.68	0.22	0.006	0.67
3113		203.3	328.0	124.7	409	0.40	0.29	0.018	0.60
3114		130.2	374.6	244.4	802	0.42	0.46	0.025	0.81
3114	Incl.	130.2	315.8	185.6	609	0.46	0.52	0.023	0.89
3114	Incl.	170.4	286.2	115.8	380	0.53	0.57	0.022	0.98
3115		5.3	297.6	292.3	959	0.38	0.35	0.016	0.65
3115	Incl.	5.3	69.5	64.2	211	0.58	0.46	0.021	0.90
3115	Incl.	5.3	39.0	33.7	111	0.67	0.54	0.021	1.04
3115	Incl.	197.1	297.6	100.6	330	0.46	0.42	0.013	0.76
3115	Incl.	240.2	297.6	57.5	189	0.54	0.46	0.012	0.84
3116		20.7	249.0	228.3	749	0.39	0.38	0.016	0.69
3116	Incl.	20.7	48.2	27.4	90	0.53	0.52	0.020	0.93
3116	Incl.	200.5	249.0	48.6	159	0.46	0.57	0.016	0.92
3116	Incl.	221.9	249.0	27.1	89	0.52	0.71	0.019	1.10

Note 1
Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. Copper equivalent estimates have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery is assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper, and molybdenum will depend upon the completion of definitive metallurgical testing.

CuEQ = Cu(%) + (Au (g/t) x 11.25/17.64) + (Mo(%) x 59.52/17.64)

The Pebble deposit is one of the world's largest undeveloped gold and copper resources. Prior to Northern Dynasty's extensive drill program this year, Snowden Mining Industry Consultants Inc. estimated an inferred mineral resource for the deposit of 1.0 billion tonnes grading 0.61% copper-equivalent1 (0.40 g/t Au, 0.30% Cu, and 0.015% Mo above a cut-off grade of 0.30% copper equivalent). This resource estimate contains 13.1 million ounces of gold and 6.8 billion pounds of copper. It is based on 80 holes drilled by Teck Cominco American Incorporated over the period 1988 to 1997; these holes were widely spaced from 100 to 250 metres apart throughout much of the deposit and up to 300 metres apart near the margins. Perhaps more importantly, Snowden also established for the first time that the deposit contains significant amounts of higher-grade resources: 271 million tonnes of 0.86% copper-equivalent (0.59 g/t Au, 0.43% Cu and 0.018% Mo above a cut-off grade of 0.70% copper-equivalent). The copper equivalent values for the mineral resource and recently released drill hole information were determined using a copper price of US$0.80/lb. As Pebble has a huge copper and gold resource, rising commodity prices, like the recent increase in copper to over $0.90/lb, would have a significant impact on future revenues.

Pebble deposit mineralization is very continuous with almost no internal waste and is persistent over a broad area measuring at least 1.7 kilometres E-W by 1.7 kilometres N-S. Mineralization begins right at the bedrock surface, which is covered only by a thin veneer of gravels ranging from 5 to 25 metres thick, indicating the deposit will have an unusually low stripping ratio. The deposit remains unconstrained, allowing for expansion in most directions and to the east under Tertiary cover. Its total depth extent is unknown. Many of Teck Cominco's widely spaced holes, which averaged 163 metres deep, bottomed in mineralization (50% bottomed in 0.60% copper equivalent or better). The size of the Pebble deposit is expected to increase with delineation drilling to depth and outside the Snowden resource estimate boundary.

The Pebble deposit comprises only 5% of a giant, 89 square-kilometre sulphide system that is covered by the property. Recently, the United States Geological Survey listed the Pebble mineralized system as the most extensive in the world. Large-scale porphyry systems such as these commonly host multiple deposits. Since commencing exploration work last year at Pebble, Northern Dynasty has made several new deposit discoveries and established many other targets for developing substantial gold, copper and molybdenum resources within this giant mineralized system. In addition to the twelve new holes (announced above) that were drilled in the Pebble deposit area, Northern Dynasty also completed two new exploration holes, numbered 3107 and 3109, located 2,000 metres and 2,500 metres north of the Pebble deposit. These holes intersected low-grade stockwork gold mineralization over considerable lengths (130 metres grading 0.37 g/t Au and 52 metres grading 0.33 g/t Au).

Northern Dynasty is focused on developing an entire mineral district at its Pebble gold-copper-molybdenum project. Both access and infrastructure are favourable for development. Located in southwestern Alaska in a region of low rolling hills with an average elevation of only 300 metres above sea level, the district also enjoys a more favourable winter climate than much of the north-central United States. The project is situated only 132 kilometres from tidewater along a proposed road route to a year round deep-sea port on Cook Inlet. The town of Iliamna, 25 kilometres from the project, has an airport with two 1500-metre paved runways that serve 3 daily scheduled flights from Anchorage.

Northern Dynasty is a Hunter Dickinson Inc. managed company with 30.1 million shares outstanding. Hunter Dickinson Inc. companies have a strong record of success in exploring and developing large gold-copper porphyry projects, several of which have yielded exceptional returns for their shareholders.

Mark Rebagliati, P.Eng, is the Qualified Person for the Pebble Project and is supervising the quality control and quality assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the SGS Mineral Services laboratory in Fairbanks for sample preparation. Sample pulps are shipped by airfreight to SGS Canada Inc., Toronto, Canada (an ISO 9002 certified laboratory) for analyses. Gold is determined by Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. For results greater than 2,000 ppb gold, samples are re-analyzed by one-assay-ton FA fusion with a gravimetric finish. Copper assays are conducted with sodium peroxide fusion and Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are analyzed for Cu and Mo, and 31 additional elements by aqua regia digestion ICP-ES. Northern Dynasty includes standards and duplicates in addition to the laboratory's internal quality control work.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.